UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2018

Commission File Number:  000-50492

 CORDOVACANN CORP.
(Translation of registrant's name into English)

333 Bay Street, Suite 1700,
Toronto, Ontario M5H 2R2, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

On May 31, 2018, CordovaCann Corp. (the “Company”) filed its interim financial statements, management’s discussion and analysis and certifications for the three and nine months ended March 31, 2018 on Form 6-K (the “Form 6-K”). This Amendment No. 1 to the Form 6-K is being filed to replace Exhibits 99.1, 99.2, 99.3 and 99.4 to the Form 6-K for the Company’s restated interim financial statements, management’s discussion and analysis and certifications for the periods then ended.

On July 30, 2018, the Company issued a press release announcing that the Company has refiled its interim financial statements and management’s discussion and analysis for the three and nine months ended March 31, 2018. Such press release also included details of the updated financial results and disclosures.

A copy of such press release is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Restated Financial Statements for Quarter Ended March 31, 2018

99.2	Restated Management’s Discussion and Analysis

99.3	Form 52-109F2R - Certification of Refiled Interim Filings – CEO

99.4	Form 52-109F2R - Certification of Refiled Interim Filings – CFO

99.5	Press Release dated July 30, 2018 from CordovaCann Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDOVACANN CORP.

Date: July 31, 2018	By:	/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer